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Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-251032

SUBJECT TO COMPLETION, DATED DECEMBER 10, 2020

The information in this preliminary prospectus supplement is not complete and may be changed. The preliminary prospectus supplement and the accompanying short form base shelf prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated December 4, 2020

New Issue	December , 2020

CI Financial Corp.
US$
            % Notes due 20

This prospectus supplement (the "Prospectus Supplement") qualifies the distribution (the "Offering") of US$                        principal amount of            % Notes due                , 20     (the "Notes") of CI Financial Corp. ("CI" or the "Company"). Interest on the Notes will be paid at the rate set out above, semi-annually in arrears in equal instalments on                and                 of each year commencing                , 2021. If any of the aforesaid dates upon which interest on the Notes is payable is not a business day, such interest shall be payable on the next business day thereafter. See "Description of the Notes".

We may redeem some or all of the Notes at any time and from time to time at our option at the applicable redemption price indicated under "Description of the Notes — Optional Redemption" in this Prospectus Supplement. We may also redeem all of the Notes if certain changes affecting Canadian withholding taxes occur. We will be required to make an offer to purchase the Notes at a price equal to 101% of the aggregate principal amount of the Notes plus accrued and unpaid interest to, but excluding, the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). The Notes are not subject to any sinking fund provisions.

The Notes will constitute senior unsecured debt of the Company and will rank pari passu with all other unsubordinated indebtedness of the Company. The Notes will not be obligations of or guaranteed by any of our subsidiaries. As a result, the Notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries. The Notes will be issued in fully registered form only, in denominations of US$2,000 and additional multiples of US$1,000.

The Notes will not be listed on any exchange or quotation system and, consequently, there is no market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this Prospectus Supplement. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. See "Risk Factors".

The terms and offering price of the Notes were determined by negotiation between us and BofA Securities, Inc., as representative of the several underwriters (collectively, the "Underwriters") named in Schedule II to the underwriting agreement (the "Underwriting Agreement") between us and the Underwriters. See "Underwriting (Conflicts of Interest)".

	Per Note	Total
Price to Public	%	US$
Underwriting Commission	%	US$
Net Proceeds to CI(1)(2)%		US$

(1)
Plus accrued interest, if any, from December    , 2020 to the date of delivery.

(2)
Before deduction of expenses of the issue, estimated to be US$            , which will be paid from the proceeds of the Offering.

Book-Running Manager

BofA Securities

We are permitted, under the multijurisdictional disclosure system adopted by the United States ("U.S.") and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Purchasers of the Notes should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Owning the Notes may subject you to tax consequences both in the United States and Canada. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations" in this Prospectus Supplement.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that CI is incorporated under the laws of Ontario, Canada, that all but one of its officers and directors are residents of Canada and that a substantial portion of the assets of CI and said persons are located outside the United States. See "Enforcement of Certain Civil Liabilities" in this Prospectus Supplement and in the accompanying short form base shelf prospectus dated December 4, 2020 (the "Base Shelf Prospectus").

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE NOTES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions intended to stabilize or maintain the market price of the Notes at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Underwriting (Conflicts of Interest)".

The Underwriters conditionally offer the Notes for sale in the U.S., subject to prior sale, if, as and when issued by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Underwriting (Conflicts of Interest)" below.            ,             ,            and             are affiliates of financial institutions which are lenders to the Company and/or certain subsidiary entities of the Company. Consequently, the Company may be considered a "connected issuer" to each of the foregoing Underwriters for purposes of applicable Canadian securities laws. See "Underwriting (Conflicts of Interest)".

The Underwriters expect to deliver the Notes on or about December    , 2020 in book-entry form through The Depository Trust Company and its direct and indirect participants (each, a "Participant"), including Euroclear Bank S.A./N.V. and Clearstream Banking S.A.. See "Book Entry Settlement and Clearance".

Our registered and head office is located at 2 Queen Street East, Twentieth Floor, Toronto, Ontario, M5C 3G7.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE
ACCOMPANYING BASE SHELF PROSPECTUS

        This document consists of two parts. The first part is this Prospectus Supplement, which describes certain terms of the Notes, and adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Notes offered hereunder. Defined terms or abbreviations used in this Prospectus Supplement that are not defined herein have the meanings ascribed to them in the Base Shelf Prospectus.

        References in this Prospectus Supplement to "CI," "we," "our," "us" or the "Company" refer to CI Financial Corp., a corporation incorporated under the laws of the Province of Ontario.

        If the description of the Notes varies between this Prospectus Supplement and the Base Shelf Prospectus, you should rely on the information in this Prospectus Supplement.

        Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Company is not, and the Underwriters are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information appearing in this Prospectus Supplement, the Base Shelf Prospectus or any documents incorporated by reference in this Prospectus Supplement is accurate as of any date other than the date on the front of those documents, as the Company's business, operating results, financial condition and prospects may have changed since that date.

        Notwithstanding anything to the contrary contained herein, no trustee, paying agent or any other agent under the Indenture (as defined below) makes any representation with respect to the accuracy or completeness of the information contained herein and shall have no liability whatsoever on its accuracy or completeness.

CURRENCY

        Unless otherwise specifically stated, all dollar amounts in this Prospectus Supplement are expressed in Canadian dollars. References to "Canadian dollars" or "$" are to lawful currency of Canada. References to "US$" are to lawful currency of the United States of America.

        The following table sets forth the period end exchange rate, the average exchange rate and the high and low exchange rates of one Canadian dollar in exchange for U.S. dollars, based on the daily exchange rate for the year ended December 31, 2019 and December 31, 2018, and for the three months ended September 30, 2020 and September 30, 2019, as reported by the Bank of Canada.

	Three months ended September 30,		Year ended December 31,
	2020	2019	2019	2018
High	0.7668	0.7670	0.7699	0.8138
Low	0.7344	0.7495	0.7353	0.7330
Average	0.7508	0.7574	0.7537	0.7721
Period End	0.7497	0.7551	0.7699	0.7330

 FORWARD-LOOKING STATEMENTS

        This Prospectus Supplement and the accompanying Base Shelf Prospectus (including certain documents incorporated by reference therein, as supplemented hereby) contain statements that constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements") concerning anticipated future events, results, circumstances, performance or expectations with respect to CI and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar references to future periods, or conditional verbs such as "will", "may", "should", "could" or "would". These statements are not historical facts but instead represent management's beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management's control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. Factors that could cause actual results to differ materially from expectations include, among other things, the impact of: the COVID-19 pandemic; general economic and market conditions, including interest and foreign exchange rates; global financial markets; changes in government regulations or in tax laws; industry competition; technological developments and other factors described under "Risk Factors" in this Prospectus Supplement and "Risk Management" in the Q3 2020 MD&A (as defined below) which is incorporated by reference into this Prospectus Supplement. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements.

        Except as otherwise stated, these statements are made as of the date of this document and, other than as specifically required by applicable law, we undertake no obligation to publicly update or alter any forward-looking statement, whether to reflect new information, future events or otherwise.

NON-IFRS MEASURES AND INDUSTRY METRICS

        While we prepare our financial statements in accordance with IFRS, this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein or therein make reference to certain non-IFRS measures and industry metrics. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. This Prospectus Supplement also makes reference to industry metrics such as "AUM" (or "assets under management") and "AUA" (or "assets under advisory"), which are operating metrics used in our industry. We believe that these financial measures provide information that is useful to investors in understanding the Company's performance and facilitate a comparison of quarterly and full year results from period to period. See "Key Performance Drivers" and "Non-IFRS Measures" in our Q3 2020 MD&A (as defined below) for further information regarding these measures.

DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus solely for the purpose of the Offering.

        As of the date hereof, the following documents, filed with the securities commission or similar authority in each of the provinces of Canada and filed with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

  (a)
  our audited comparative consolidated financial statements, together with the accompanying report of the auditors, for the year ended December 31, 2019;

  (b)
  management's discussion and analysis of results of operations and financial condition of CI for the year ended December 31, 2019 (the "Annual MD&A");

  (c)
  our annual information form dated March 1, 2020 (the "AIF");

  (d)
  our management information circular dated May 5, 2020 for its annual meeting of shareholders held on June 18, 2020;

  (e)
  our interim unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2020;

  (f)
  management's discussion and analysis of results of operations and financial condition of CI for the three and nine months ended September 30, 2020 (the "Q3 2020 MD&A"); and

  (g)
  our material change report dated November 13, 2020, in respect of the resignation of Douglas Jamieson, Chief Financial Officer of the Company.

        Any management information circular, annual information form, audited consolidated financial statements, interim unaudited financial statements, material change reports (excluding confidential material change reports) or business acquisition reports and any other documents of CI of the type required to be incorporated by reference herein under National Instrument 44-101 — Short Form Prospectus Distributions ("NI 44-101"), all as filed by us with the various securities commissions or similar authorities in the provinces of Canada pursuant to the requirements of applicable securities legislation after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement.

        Documents or information in an annual report on Form 40-F filed by us with the SEC under the U.S. Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and be deemed exhibits to the Registration Statement (as defined below) of which this Prospectus Supplement forms a part. In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by us with the SEC under the U.S. Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement or as exhibits to the Registration Statement, as applicable, but only if and to the extent expressly so provided in such reports. Our current reports on Form 6-K and annual reports on Form 40-F are available from the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system at www.sec.gov.

        Any statement contained in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC, under the U.S. Securities Act of 1933 (the "Securities Act"), as amended, a Registration Statement on Form F-10 (the "Registration Statement") with respect to the Notes. This Prospectus Supplement, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Offering, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements included in this Prospectus Supplement or the documents incorporated by reference herein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the copy of the document filed as an exhibit to the Registration Statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        We will provide to each person to whom this Prospectus Supplement is delivered, without charge, upon request to the Corporate Secretary of the Company at 2 Queen Street East, Twentieth Floor, Toronto, Ontario, M5C 3G7, Telephone: (416) 364-1145, copies of the documents incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. We do not incorporate by reference in this Prospectus Supplement or the Base Shelf Prospectus any of the information on, or accessible through, our website.

        We file certain reports with, and furnish other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces of Canada, which requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Our reports and other information filed or furnished with or to the SEC are available from the SEC's EDGAR system at www.sec.gov as well as from commercial document retrieval services. Our Canadian filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. Unless specifically incorporated by reference herein or in the Base Shelf Prospectus, documents filed or furnished by us on SEDAR or EDGAR are neither incorporated in nor part of this Prospectus Supplement or the Base Shelf Prospectus.

SUMMARY

        This summary contains basic information about us and this Offering. Because it is a summary, it does not contain all of the information that you should consider before investing in the Notes. You should read the entire Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein carefully, including disclosure in the AIF and in our annual and interim management's discussion and analysis and notes to our financial statements. See "Risk Factors."

        CI is an independent company offering global asset management and wealth management advisory services. CI operates in several markets around the world including Canada, the United States and Australia. The principal business of CI is carried on through CI's principal subsidiaries, CI Investments Inc. and Assante Wealth Management (Canada) Ltd. ("AWM"). As at October 31, 2020, CI, through its subsidiaries, managed and advised on approximately $202.6 billion in client assets.

        CI is well diversified, with a strong presence in both the Canadian asset management and advisory businesses. CI is also diversified internationally. Starting in early 2020, CI established a strong presence in the U.S. Registered Investment Advisor ("RIA") sector with the purchase of several established RIA firms across the country. CI also operates in Australia through its asset management subsidiary GSFM Pty Ltd. ("GSFM").

        The asset management segment provides the majority of CI's income and derives its revenues principally from the fees earned on the management of several types of investment solutions. The wealth management segment derives its revenues principally from commissions and fees earned through the provision of ongoing services to clients and on the sale of mutual funds and other financial products.

        As of October 31, 2020, CI's total AUM was comprised as follows:

AUM by Fund Type	AUM by Product Type	AUM by Client Type
• Equity: 35%	• Mutual Funds: 78%	• Retail: 89%
• Fixed Income: 26%	• Exchange-Traded Funds: 9%	• Institutional: 11%
• Balanced: 19%	• Variable Annuity Funds: 7%
• Portfolio: 16%	• Pooled Funds/Accounts: 6%
• Segregated: 4%

  Asset Management

        CI's asset management operations are conducted through its Canadian-based subsidiaries — CI Investments, which carries on business as CI Global Asset Management, and Marret Asset Management Inc. — and GSFM of Australia. As at October 31, 2020, CI's asset management operations had assets under management of $125.6 billion.

  Wealth Management

        CI's primary wealth management subsidiaries emphasize an integrated full-service approach to wealth planning that includes financial planning, wealth management, estate and succession planning and insurance services in addition to investment management. CI also offers an online investment platform that provides clients with the option for additional advice if needed. CI's wealth management assets have increased from $53.9 billion as of June 30, 2020 to $66.1 billion as of September 30, 2020. As at October 31, 2020, CI had wealth management assets of $77.0 billion.

        AWM is one of CI's distribution platforms with $45 billion in administered assets. AWM employs over 850 financial advisors across Canada with an average of $51 million of assets managed per advisor. Assante Private Client, AWM's platform tailored towards high net worth clients, provides specialized services, including customized reporting and access to alternative investment options, and had $2.8 billion in AUM as of October 31, 2020.

        CI has ownership interests in six RIA firms in locations across the United States, which offer investment and wealth planning services to clients. CI is one of the fastest-growing RIA platforms in the United States, with 13 completed or announced transactions this year-to-date, representing $27 billion in wealth assets acquired. CI has onboarded more than $38 billion of wealth management assets in the United States and Canada this year-to-date, including announced transactions. CI's U.S. AUM has increased from $4.3 billion as of June 30, 2020 to $4.7 billion as of September 30, 2020.

THE OFFERING

        The summary below describes the principal terms of the Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. A more detailed description of the terms and conditions of the Notes is contained under the heading "Description of the Notes" in this Prospectus Supplement. As used in this section, "CI," "we," "us" and "our" refer to CI Financial Corp. and not to its consolidated subsidiaries.

Issuer	CI Financial Corp., a company incorporated under the laws of Ontario, Canada.
Securities	US$ principal amount of % Notes due 20 (the "Notes").
Maturity Date	, 20 .
Interest

The Notes will bear interest from                        2020 at            % per annum. Interest on the Notes will be payable semi-annually on                        and                         of each year, commencing on                        , 2021, in each case, to the person in whose name the Note is registered at the close of business on the 14th calendar day immediately preceding such interest payment date. Interest payable at the maturity of the Notes will be payable to registered holders of the Notes to whom principal is payable.

Use of Proceeds	We estimate that the net proceeds from the Offering will be approximately US$ million, after deducting the Underwriters' discount and estimated offering expenses payable by us.

We currently expect to use the net proceeds from the sale of the Notes to repay outstanding indebtedness under our revolving $700 million credit facility (the "Credit Facility"). The remainder of the proceeds, if any, will be used for general corporate purposes. See "Use of Proceeds" in this Prospectus Supplement.

Ranking

The Notes will be our direct, unsecured senior obligations and will rank pari passu with all of our other existing and future unsubordinated indebtedness from time to time outstanding. We may, without the consent of the holders the Notes, issue additional Notes having the same ranking and the same interest rate, maturity and other terms as the Notes. See "Risk Factors" in this Prospectus Supplement. Any additional Notes having such similar terms, together with the Notes, will constitute a single series of Notes under a base indenture to be dated as of the date of initial issuance of the Notes between us, Computershare Trust Company, N.A. and Computershare Trust Company of Canada (the "Base Indenture") as supplemented by a first supplemental indenture (the "First Supplemental Indenture," and, together with the Base Indenture, the "Indenture"); provided, that if such additional Notes are not fungible with the Notes for U.S. federal income tax purposes, the additional Notes will have a separate CUSIP number.

As of September 30, 2020, we had approximately $1.96 billion of total debt outstanding, none of which was secured and none of which was at our subsidiaries. The Notes will not be obligations of or guaranteed by any of our subsidiaries. As a result, the Notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries. See "Description of the Notes" and "Risk Factors" in this Prospectus Supplement.

Optional Redemption

We may redeem the Notes, as a whole at any time or in part from time to time, at our option, at the applicable redemption price set forth under "Description of the Notes — Optional Redemption" in this Prospectus Supplement, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption. Any such redemption and notice of such redemption may, in our discretion, be subject to the satisfaction of one or more conditions precedent.

Redemption of Notes for Changes in Canadian Tax Law

In the event that certain changes affecting Canadian withholding taxes occur, we will have the option to redeem the Notes, in whole but not in part, at a redemption price equal to 100% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, if any, to the date of redemption and any Additional Amounts (as defined in this Prospectus Supplement) that may then be payable. See "Description of the Notes — Tax Redemption" in this Prospectus Supplement.

Additional Amounts

Subject to certain exceptions, we generally will pay such Additional Amounts as may be necessary so that the net amount received by each holder of Notes after withholding or deduction of taxes imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or any authority or agency therein or thereof having the power to tax in respect of such Notes will not be less than the amount that such holder would have received if such taxes had not been withheld or deducted. See "Description of the Notes — Additional Amounts" in this Prospectus Supplement.

Purchase Upon a Change of Control

Upon the occurrence of both (i) a Change of Control (as defined in "Description of the Notes" in this Prospectus Supplement) and (ii) the rating of the Notes is lowered to a rating below an investment grade rating by the number of Rating Agencies (as defined in "Description of the Notes" in this Prospectus Supplement) within a specified period, we will be required to make an offer to purchase the Notes at a price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, if any, on the Notes repurchased to, but excluding, the date of purchase.

Covenants	The Notes and the Indenture contain certain covenants applicable to us. See "Description of the Notes" in this Prospectus Supplement.
No Trading Market

The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange or quoted on any automated dealer quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes.

Form and Denomination

The Notes will be issued in the form of one or more global securities that will be deposited with, or on behalf of the depositary, The Depository Trust Company ("DTC"). Interests in the global securities will be issued only in denominations of US$2,000 or integral multiples of US$1,000 in excess thereof. Except as described under "Description of the Notes" in this Prospectus Supplement, Notes in definitive form will not be issued.

Governing Law	The Indenture is and the Notes will be governed by and construed in accordance with the laws of the State of New York.
Trustee and Paying Agent	Computershare Trust Company, N.A.
Co-Trustee	Computershare Trust Company of Canada

Risk Factors

An investment in the Notes will be subject to various risks including those discussed under "Risk Factors" in this Prospectus Supplement and the accompanying Base Shelf Prospectus, and under "Risk Management" in the documents incorporated by reference herein and therein, as well as those risks inherent to the industries in which we operate. You should carefully consider all of the information set forth in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein before deciding to invest in the Notes.

Conflicts of Interest

Each of            ,             and            is, or is a subsidiary or affiliate of, a lender under our Credit Facility. As described in "Use of Proceeds" in this Prospectus Supplement, the net proceeds of the Offering will be used to repay outstanding indebtedness under our Credit Facility. Because more than 5% of the proceeds of this Offering, not including underwriting discounts and commissions, may be received by certain of the Underwriters and/or their affiliates, this Offering is being conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. ("FINRA"). In accordance with FINRA Rule 5121, no "qualified independent underwriter" is required because the securities offered will be rated investment grade. See "Underwriting (Conflicts of Interest)" in this Prospectus Supplement.

RISK FACTORS

        Before deciding whether to invest in any Notes, investors should consider carefully the risks set out herein and incorporated by reference in this Prospectus Supplement, including disclosure in the AIF, Annual MD&A, Q3 2020 MD&A and notes to our financial statements. These documents discuss, among other things, known material trends and events, and risks or uncertainties that may reasonably be expected to have a material effect on our business, financial condition or results of operations or on the Notes.

        There are certain risks inherent in our activities and in an investment in the Notes, including the following, which investors should consider carefully before investing in the Notes. This description of the risks does not include all possible risks, and there may be other risks of which we are not currently aware or that we currently do not deem to be material risks.

Your ability to transfer the Notes may be limited by the absence of an established trading market for the Notes and there can be no assurance that a trading market for the Notes will develop or as to the liquidity of any trading market that might develop for the Notes.

        There is currently no established trading market for the Notes and we do not intend to have the Notes listed on any securities exchange or automated interdealer quotation system. We have been informed by the Underwriters that they presently intend to make a market in the Notes after this Offering is completed, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any market making may be discontinued at any time without notice at the sole discretion of the Underwriters. In addition, the liquidity of the trading market in the Notes and the market price quoted for the Notes may be adversely affected by, among other things, changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the Notes or as to the liquidity of any trading market that may develop for the Notes.

The Notes will be effectively subordinated to any of our secured indebtedness to the extent of the value of the collateral securing such indebtedness and the Notes will be structurally subordinated to all existing and future indebtedness and other obligations of our subsidiaries.

        The Notes will be our direct, senior unsecured indebtedness and will rank pari passu with our other existing and future unsubordinated indebtedness from time to time outstanding. The Notes will be effectively subordinated to all our existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness.

        The Notes will not be obligations of or guaranteed by any of our subsidiaries. As a result, the Notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

        In the event of a bankruptcy, liquidation, administration, dissolution, reorganization or similar proceeding involving any of our subsidiaries, the assets of an affected subsidiary could not be used to pay us or make payments on the Notes until after:

  •
  all secured claims against the affected subsidiary, if any, have been fully paid; and

  •
  all other claims against the affected subsidiary, including trade payables, have been fully paid.

        If any of the foregoing events were to occur, we cannot assure you that there will be sufficient assets to pay amounts due on the Notes. As a result, the holders of the Notes may, rateably, receive less than the holders of indebtedness of our subsidiaries.

A substantial portion of our operations are conducted through our subsidiaries, and our ability to service our debt depends to a certain extent on our receipt of distributions or other payments from our subsidiaries.

        We conduct a significant amount of our operations through our subsidiaries. Although the Notes will be senior obligations of the Company, they will be effectively subordinated to all existing and future liabilities of our subsidiaries. The Indenture does not restrict the ability of our subsidiaries to incur additional indebtedness. As we conduct a significant amount of our operations through our subsidiaries, our ability to pay the indebtedness we owe under or in respect of the Notes is dependent on distributions and other payments we receive from our subsidiaries and major investments. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the Notes.

We may not be able to repurchase the Notes upon a Change of Control Triggering Event.

        Upon the occurrence of a Change of Control Triggering Event for the Notes, subject to certain conditions, we will be required to offer to repurchase all outstanding Notes at 101% of their principal amount, plus accrued and unpaid interest. The source of funds for such a repurchase of the Notes will be our available cash or cash generated from our subsidiaries' operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any Change of Control Triggering Event in order to make required repurchases of Notes that are tendered. Our other debt instruments may contain provisions to the effect that certain change of control events will constitute an event of default thereunder entitling the lenders to accelerate any indebtedness outstanding thereunder and/or terminate any commitments thereunder. If the holders of the Notes exercise their right to require us to repurchase all outstanding Notes upon a Change of Control Triggering Event, the financial effect of this repurchase could cause a default under future debt instruments, even if the Change of Control Triggering Event itself would not cause a default. It is possible that we will not have sufficient funds at the time of the Change of Control Triggering Event to complete the required repurchase of such Notes and repayment of our other indebtedness.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

        Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at that time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

If a trading market does develop, changes in our credit ratings could adversely affect the market price at which you will be able to sell your Notes prior to maturity.

        We expect that the Notes will be rated by one or more nationally recognized statistical Rating Agencies. Any Rating Agency that rates the Notes may lower its rating or decide not to rate the Notes in its sole discretion. Actual or anticipated changes in our credit ratings may affect the market value of the Notes. In general, if our credit rating is downgraded, the market value of the Notes may decrease. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning Rating Agency. No person is obligated to maintain any rating on the Notes, and we therefore cannot assure you that the ratings assigned to the Notes will not be lowered or withdrawn by the assigning Rating Agency at any time thereafter.

        Furthermore, the credit ratings assigned to the Notes may not reflect the potential impact of all risks related to trading markets, if any, for, or trading value of, the Notes. In addition, real or anticipated changes in our credit ratings will generally affect trading markets, if any, for, or trading value of, the Notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of investing in the Notes in light of your particular circumstances.

We may still incur substantially more debt in the future or take other actions which would intensify the risks discussed above and could have other negative consequences.

        We and our subsidiaries may be able to incur substantial additional debt in the future, subject to any restrictions that may be contained in future debt instruments, some of which may be secured debt. We will not be restricted under the terms of the Indenture and the First Supplemental Indenture from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not limited by the terms of the Indenture and the First Supplemental Indenture that could have the effect of diminishing our ability to make payments on the Notes when due. Further, the degree to which we are leveraged on a consolidated basis could have important consequences, including:

  •
  our ability to obtain additional financing for working capital or other purposes may be limited; and

  •
  we may be unable to refinance indebtedness coming due on terms acceptable to us or at all.

We have in the past made, and in the future may make, acquisitions and investments that could divert management's attention, result in operating difficulties and otherwise disrupt our operations and adversely affect our business, operating results or financial position.

        Pursuing strategic acquisitions or investment opportunities is one of our key growth strategies and has been an important contributor to our growth to date. Any transactions that we enter into could be material to our financial condition and results of operations. The process of acquiring another entity could create unforeseen operating difficulties and expenditures.

        Acquisitions and investments involve a number of risks, such as:

  •
  diversion of management time and focus from operating our business;

  •
  use of resources that are needed in other areas of our business;

  •
  implementation or remediation of controls, procedures and policies of the acquired entity;

  •
  unforeseen costs or liabilities;

  •
  adverse effects to our existing business relationships;

  •
  the possibility of adverse tax consequences; and

  •
  litigation or other claims arising in connection with the acquired entity or investment.

        Acquisitions and investments may also result in dilutive issuances of equity securities, which could adversely affect our share price, or the incurrence of debt with restrictive covenants that limit our future uses of capital in pursuit of business opportunities.

        In addition, we may not be able to identify acquisition or investment opportunities that meet our objectives, or to the extent that such opportunities are identified, we may not be able to negotiate terms with respect to the acquisition or investment that are acceptable to us.

 CONSOLIDATED CAPITALIZATION

        The following table sets forth our consolidated capitalization as at September 30, 2020 on an actual basis and on an as adjusted basis after giving effect to the issuance of the Notes and the initial application of the net proceeds thereof to repay outstanding indebtedness under our Credit Facility. You should read the following table in conjunction with our Annual MD&A, Q3 2020 MD&A and the consolidated financial statements incorporated by reference into this Prospectus Supplement. Other than the issuance of the Notes pursuant to this Prospectus Supplement or as otherwise set forth below, there have been no other material changes to our share and loan capital on a consolidated basis since September 30, 2020.

	As at September 30, 2020 (amounts in thousands of Canadian dollars)(3)
	Actual	As Adjusted
Cash and cash equivalents	$209,329	$

Long-term debt(1)	1,568,507
Current portion of long-term debt(1)	393,891
Notes offered hereby(2)	—
Total long-term debt (including current portion of long-term debt)	$1,962,398	$

Share capital	1,842,001		1,842,001
Contributed surplus	27,191		27,191
Deficit	(340,664)		(340,664)
Accumulated other comprehensive income (loss)	(6,365)		(6,365)
Shareholders' equity	$1,522,163		$1,522,163

Total capitalization	$3,693,890	$

Notes:

(1)
As at September 30, 2020, we had six tranches of unsecured debentures outstanding, comprised of: (i) $394 million 2.645% debentures due 2020 (the "2020 Debentures"), (ii) $200 million 2.775% debentures due 2021, (iii) 325 million 3.520% debentures due 2023, (iv) $350 million 3.215% debentures due 2024, (v) $450 million 3.759% debentures due 2025 and (vi) $250 million 3.904% debentures due 2027. The 2020 Debentures matured on December 7, 2020. We financed the payment of the outstanding principal amount of the 2020 Debentures on maturity by drawing down on our Credit Facility. As of December 8, 2020, we had outstanding borrowings of $385 million under our Credit Facility. See Note 3 to our interim unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2020.

(2)
Reflects the aggregate principal amount of Notes offered hereby and does not give effect to underwriting discounts, offering expenses payable by us, or unamortized debt issuance costs.

(3)
For the purposes of this table, the net proceeds of the Notes offered hereby have been converted to Canadian dollars using the using the Bank of Canada daily average exchange rate on December 10, 2020 of US$1.00 = $            .

 USE OF PROCEEDS

        The net proceeds to us from the sale of the Notes under this Prospectus Supplement are estimated to be approximately US$            , after deduction of the Underwriters' fees and the estimated expenses of the Offering. The Underwriters' fees and the expenses of the Offering will be paid out of the proceeds of the Offering.

        The net proceeds to us from the sale of the Notes under this Prospectus Supplement will be used to repay outstanding indebtedness under our Credit Facility. The remainder of the proceeds, if any, will be used for general corporate purposes. Our indebtedness under the Credit Facility has been incurred in connection with the payment of the outstanding principal amount of the 2020 Debentures on the maturity date of December 7, 2020, which we financed by drawing down on the Credit Facility. As of December 8, 2020, we had outstanding borrowings of $385 million under the Credit Facility.

DESCRIPTION OF THE NOTES

        The following description of the particular terms of the        % Notes due            offered hereby (referred to in the accompanying Base Shelf Prospectus as "Debt Securities") supplements the description of the general terms and provisions of the Debt Securities included in the accompanying Base Shelf Prospectus. The following summary of the Notes is qualified in its entirety by reference in the accompanying Base Shelf Prospectus to the description of the base indenture with respect to the Notes to be dated as of the date of initial issuance of the Notes between us, Computershare Trust Company, N.A. and Computershare Trust Company of Canada (the "Base Indenture") as supplemented by the first supplemental indenture (the "First Supplemental Indenture," and, together with the Base Indenture, the "Indenture"). This description of the Notes supplements and, to the extent it is inconsistent, replaces the Description of Debt Securities in the accompanying Base Shelf Prospectus.

        Capitalized terms used but not defined in this prospectus supplement have the meanings assigned in the accompanying Base Shelf Prospectus or the Indenture. In this "Description of the Notes," the terms "CI Financial Corp.," "we," "our," "us" or the "Company" refer to CI Financial Corp., a corporation incorporated under the laws of the Province of Ontario, and do not include our subsidiaries.

  General

        The Notes will mature on                        , 20    , unless we redeem or repurchase the Notes prior to that date, as described below under "— Optional Redemption," "— Tax Redemption" or "— Change of Control." The Notes will be our senior unsecured indebtedness and will rank equally with our other existing and future unsubordinated unsecured indebtedness from time to time outstanding. The Notes will be issued in fully registered form only, in denominations of US$2,000 and additional multiples of US$1,000. Principal of and interest on the Notes will be payable, and the transfer of Notes will be registrable, through DTC, New York, New York.

        The Company may, without the consent of the holders of the Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Notes. Any additional notes having such similar terms, together with the Notes, will constitute a single series of notes under the Indenture. In the event that additional notes are not fungible with the Notes for U.S. federal income tax purposes, such additional notes will be issued with a separate CUSIP or other applicable identifying number so that they are distinguishable from the Notes.

        As used in this "Description of the Notes," "Business Day" means any day, other than a Saturday or Sunday, that is not a day on which banking institutions are authorized or required by law or regulation to close in the City of New York or the City of Toronto, Ontario.

        The Notes will be our senior unsecured indebtedness and will rank equally with our other existing and future unsubordinated unsecured indebtedness from time to time outstanding. As of September 30, 2020, the Company had approximately $1.96 billion of total debt outstanding, none of which was secured and none of which was at our subsidiaries. The Notes will not be obligations of or guaranteed by any of our subsidiaries. As a result, the Notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

        The Notes will bear interest from                        , 2020 at the rate of        % per annum.

        Interest on the Notes will be payable semi-annually on                and                of each year, commencing on                        , 2021, in each case, to the person in whose name the Note is registered at the close of business on the 14th calendar day immediately preceding such interest payment date (whether or not a Business Day). Interest payable at the maturity of the Notes will be payable to registered holders of the Notes to whom principal is payable.

        Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

        If any interest payment date or redemption date falls on a day that is not a Business Day, the interest payment will be postponed to the next day that is a Business Day, and no interest on such payment will accrue for the period from and after such interest payment date or redemption date. If the maturity date of the Notes falls on a day that is not a Business Day, the payment of interest and principal of the Notes may be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the maturity date.

        Interest payments for the Notes will include accrued interest from and including the Issue Date or from and including the last date in respect of which interest has been paid, as the case may be, to but excluding the interest payment date or the maturity date, as the case may be.

  Optional Redemption

        The Notes will be redeemable in whole at any time or in part from time to time, at the option of the Company, prior to the Par Call Date, at a redemption price equal to the greater of:

  •
  100% of the principal amount of the Notes to be redeemed; and

  •
  as determined by us, the sum of the present values of the Remaining Scheduled Payments in respect of the Notes to be redeemed (exclusive of any accrued interest) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus         basis points;

plus, in each case, any interest accrued but not paid to, but excluding, the date of redemption.

        Commencing on                        , 20    (         months prior to the maturity date of the Notes) (the "Par Call Date") the Notes are redeemable at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest on the Notes to be redeemed to, but excluding, the redemption date.

        "Remaining Scheduled Payments" means the remaining scheduled payments of principal of, and interest on, the Notes called for redemption that would be due after the related redemption date but for that redemption (as if such Notes were redeemed on the Par Call Date).

        "Treasury Rate" means, with respect to any redemption date, (1) the yield, which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity, for the maturity corresponding to the Comparable Treasury Issue (or if no maturity is within three months before or after the maturity date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounded to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated by us on the third Business Day preceding the redemption date.

        "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes (assuming for this purpose that the Notes mature on the Par Call Date).

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

        "Comparable Treasury Price" means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for that redemption date.

        "Reference Treasury Dealer" means three primary U.S. Government securities dealers in New York City appointed by the Company (each, a "Primary Treasury Dealer").

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury

Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by that Reference Treasury Dealer at 3:30 p.m. (New York City time) on the third Business Day preceding that redemption date.

        Any such redemption and notice of such redemption may, in our discretion, be subject to the satisfaction of one or more conditions precedent. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

  Tax Redemption

        The Notes will be subject to redemption as a whole, but not in part, at our option at any time, on not less than 30 nor more than 60 days' prior written notice, at 100% of the aggregate principal amount, together with accrued interest thereon to the redemption date, in the event we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts (as defined below) as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), any change in any official position regarding the application or interpretation of such laws or regulations, or a judicial decision rendered by a court of competent jurisdiction (whether or not made, taken or reached in respect of us), which change is announced or becomes effective on or after the date of the applicable prospectus supplement, provided that we determine, in our business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to us (not including substitution of the obligor under the Notes).

  Change of Control

        If a Change of Control Triggering Event occurs with respect to the Notes, unless we have exercised our right to redeem the Notes as described above under "— Optional Redemption," holders of the Notes will have the right to require us to repurchase all or any part (equal to US$2,000 and additional multiples of US$1,000) of such holder's Notes pursuant to the offer described below (the "Change of Control Offer") on the terms set forth in the Notes. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased to, but excluding, the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control Triggering Event with respect to the Notes, we will be required to deliver a notice to holders of the Notes and the Trustee describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is sent (the "Change of Control Payment Date"), pursuant to the procedures required by the Notes and described in such notice. We will be required to comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the Notes by virtue of such conflicts.

        On the Change of Control Payment Date, we will be required, to the extent lawful, to:

          (i)    accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

          (ii)   deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of such Notes properly tendered; and

          (iii)  deliver, or cause to be delivered to the Trustee, the Notes properly accepted together with an officers' certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by us.

        The Paying Agent will promptly pay to each holder of Notes properly tendered the purchase price for the Notes, and, for Notes in definitive form, the Trustee will promptly authenticate and deliver (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to any unpurchased portion of any Notes surrendered; provided that each new Note will be in a principal amount of US$2,000 and additional multiples of US$1,000. We will not be required to make an offer to repurchase the Notes upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us, and such third party purchases all Notes properly tendered and not withdrawn under its offer.

        If holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and we, or any third party making such an offer in lieu of us as described above, purchase all of the Notes validly tendered and not withdrawn by such holders, we or such third party will have the right, upon not less than 10 days nor more than 60 days' prior notice, provided that such notice is given not more than 30 days following such repurchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase on a date specified in such notice (the "Second Change of Control Payment Date") and at a price in cash equal to 101% of the aggregate principal amount of Notes repurchased plus any accrued and unpaid interest on the Notes repurchased to, but not including, the Second Change of Control Payment Date.

        For purposes of the foregoing discussion of a repurchase of Notes at the option of holders, the following definitions are applicable:

        "Below Investment Grade Rating Event" means the rating of the Notes is lowered to below an Investment Grade Rating by each of the Rating Agencies (as defined below), if there are less than three Rating Agencies, or by two out of three of the Rating Agencies, if there are three Rating Agencies (the "Required Threshold"), on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by such number of Rating Agencies which, together with Rating Agencies which have already lowered their ratings on the Notes as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control.

        "Change of Control" means the occurrence of any of the following: (1) the sale of all or substantially all of the Company's assets, other than any such sale to its subsidiaries or affiliates or to any of their respective successors or (2) the acquisition by any Person or group of related persons for purposes of Section 13(d) of the Exchange Act (a "Group") acting jointly or in concert, of control or direct or indirect beneficial ownership of more than 50% of the voting shares (measured by voting power rather than the number of shares) of the Company.

        Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) we become a direct or indirect wholly-owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the voting shares of such holding company immediately following that transaction are substantially the same as the holders of the Company's voting shares immediately prior to that transaction, or (B) immediately following that transaction, no Person or Group (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly of more than 50% of the voting shares (measured by voting power rather than the number of shares) of such holding company.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of our and our subsidiaries' properties or assets taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase such holder's Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our subsidiaries' assets taken as a whole to another Person or Group may be uncertain.

        "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

        "DBRS" means DBRS Limited and any successor to its rating agency business.

        "Investment Grade Rating" means a rating equal to or higher than BBB-(or the equivalent of any successor rating category of S&P) by S&P, BBB (low) (or the equivalent of any successor rating category of DBRS) by

DBRS, Baa3 (or the equivalent of any successor rating category of Moody's) by Moody's, or the equivalent investment grade rating from any other Rating Agency.

        "Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business.

        "Paying Agent" means the Trustee or any other Person authorized by the Company to pay the principal of or interest on the Notes on behalf of the Company.

        "Person" has the meaning set forth in the Indenture and includes a "person" as used in Section 13(d)(3) of the Exchange Act.

        "Rating Agencies" means each of S&P and DBRS and, if a rating of the Notes is obtained from Moody's, shall also include Moody's, as long as, in each case, such entity has not ceased to rate the Notes or failed to make a rating of the Notes publicly available for reasons outside of the Company's control; provided that if one or more of DBRS, S&P or Moody's, as applicable, ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Company's control, the Company may select any other credit rating agency registered as a "nationally recognized statistical rating organization" with the SEC, as a replacement agency for such one or more of them, as the case may be.

        "S&P" means S&P Global Ratings and any successor to its rating agency business.

        "voting shares" of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

        Notwithstanding the foregoing clauses or any provision of Rule 13(d)(3) or 13(d)(5) of the Exchange Act, a Person or Group shall not be deemed to beneficially own voting shares subject to a stock or asset purchase agreement, merger agreement, option agreement, warrant agreement or similar agreement (or voting, support, option or similar agreement related thereto) until the consummation of the acquisition of the voting shares in connection with the transactions contemplated by such agreement.

  Certain Covenants

  Merger, Consolidation or Sale of Assets

        The Company will not amalgamate or consolidate or merge with or into any other Person or continue itself under the laws of any other statute or jurisdiction, or sell, transfer, convey or dispose of, in one transaction or a series of related transactions, and whether at the same time or over a period of time, all or substantially all of its property to any other Person unless, (a) either the Company is the continuing or successor company following such transaction or the continuing or successor company, if other than the Company, is an entity organized and validly existing under the laws of Canada or any province thereof, the United States, any state thereof or the District of Columbia, and assumes all of the Company's obligations under the Indenture by supplemental indenture, and (b) at the time of, and after giving effect to, such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing under the Indenture.

  Reports and Other Information

        We will file with the Trustee and the SEC, and transmit to holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided in the Trust Indenture Act; provided that, unless available on EDGAR, any such information, documents or reports required to be filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be filed with the Trustee within 30 days after the same is filed with the SEC. The filing of such information, documents and other reports with the SEC shall be deemed to constitute filing of such information, documents and other reports with the Trustee.

  Modification of the Indenture

        The terms of the Notes or the terms of the Indenture with respect to the Notes may be amended, supplemented or otherwise modified by the Company, the Trustee and the Co-Trustee, at any time and from time to time, without the consent of any holder of outstanding Notes for any of the following purposes:

          (i)    to evidence the succession of another Person to the Company, or successive successions, and the assumption by such successor of the covenants and obligations of the Company contained in the Notes and in the Indenture in accordance with the covenant described under "— Certain Covenants — Merger, Consolidation or Sale of Assets";

          (ii)   to secure the Notes;

          (iii)  to add to the covenants and agreements of the Company and to add Events of Default, in each case for the protection or benefit of the holders of Notes, or to surrender any right or power conferred upon the Company;

          (iv)  to evidence and provide for the acceptance of appointment by a successor Trustee or Co-Trustee with respect to the Notes and to add to or change any of the provisions of the Indenture as shall be necessary for or facilitate the administration of the trusts under the Indenture by more than one trustee or co-trustee;

          (v)   to cure any ambiguity or inconsistency or to correct or supplement any provision in the Indenture or in this "Description of the Notes" or to conform the terms that are applicable to the Notes to the description of the terms of the Notes in this "Description of the Notes";

          (vi)  to comply with any requirements of the SEC in connection with maintaining the qualification of the Indenture under the Trust Indenture Act;

          (vii) to add guarantors or co-obligors with respect to the Notes or to release guarantors from their guarantees of the Notes, in accordance with the terms of the Notes;

          (viii)  to make any change in the Notes that does not adversely affect in any material respect the rights of the holders of Notes;

          (ix)  to provide for uncertificated securities in addition to certificated securities; or

          (x)   to supplement any of the provisions of the Indenture to the extent as shall be necessary to permit or facilitate the defeasance or discharge of the Notes; provided that any such action shall not adversely affect the interests of the holders of Notes in any material respect.

        The terms the Notes or the terms of the Indenture with respect to the Notes may be amended, supplemented or otherwise modified by the Company, the Trustee and the Co-Trustee, at any time and from time to time, with the consent of holders of a majority in aggregate principal amount of the outstanding Notes for the purpose of adding any provisions to or changing in any manner or eliminating any provisions of the Indenture or of modifying in any manner the rights of the holders of the Notes; provided that no such amendment, supplement or modification shall, without the consent of the holder of each of the outstanding Notes:

          (i)    change the stated maturity of the principal of or change redemption date, or any installment of interest on, the Notes, or reduce the principal amount or redemption price thereof or the interest thereon or any premium payable thereon, or extend the stated maturity of, or change redemption date of, or change the place of payment where, or the currency in which the principal of and premium, if any, or interest on the Notes is denominated or payable, change the ranking of such Notes or impair the right to institute suit for the enforcement of any payment on or after the stated maturity thereof (or in the case of redemption, on or after the redemption date);

          (ii)   reduce the percentage in principal amount of outstanding Notes, the consent of whose holders is required for any amendment, supplement, modification or waiver of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences provided for in the Indenture; or

          (iii)  modify any of the provisions of the Indenture or such Notes relating to amendment, modification or waiver of compliance with certain provisions of the Indenture, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be amended, modified or waived without the consent of the holder of each outstanding Note affected thereby.

        Notwithstanding the foregoing, each of the Trustee and the Co-Trustee may, but shall not be obligated to, enter into any supplemental indenture which affects the rights, duties or immunities of the Trustee or the Co-Trustee, as applicable.

  Events of Default

        The following events shall be "Events of Default" with respect to the Notes:

          (i)    default by the Company in the payment of principal of and premium, if any, on the Notes when due;

          (ii)   default by the Company in the payment of any installment of interest on the Notes when due, which default continues for a period of 30 days;

          (iii)  default by the Company for 90 days after appropriate notice, given in accordance with the Indenture to the Company by the Trustee or to the Company and the Trustee by holders of 25% or more in aggregate principal amount of the Notes, in performance of any other covenant or condition in the Indenture; or

          (iv)  certain events involving bankruptcy, insolvency or reorganization of the Company.

        The Indenture provides that, if an Event of Default (other than an Event of Default specified in clause (iv) above) shall occur and be continuing with respect to the Notes, either the Trustee or the holders of 25% in principal amount of the Notes then outstanding may declare the principal of and all accrued and unpaid interest on the Notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by holders). If an Event of Default specified in clause (iv) above occurs and is continuing, then in every such case, the principal amount of and accrued and unpaid interest on the Notes shall automatically, and without any acceleration or any other action on the part of the Trustee or any holder, become due and payable immediately.

  Additional Amounts

        All payments made by us under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Taxes"), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, we will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted, provided that no Additional Amounts will be payable with respect to a payment made to a holder (such holder, an "Excluded Holder"):

          (i)    with which we do not deal at "arm's length" (within the meaning of the Income Tax Act (Canada) (the "Income Tax Act")) at the time of making such payment;

          (ii)   which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of Notes or the receipt of payments thereunder;

          (iii)  which is subject to such Taxes by reason of the holder's failure to comply with any reasonable written request, made to the holder in writing at least 30 days before any such withholding or deduction would be payable, by us or any paying agent to timely provide certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding from, such Taxes;

          (iv)  which would not have been subject to such Taxes but for such holder's failure to present the Note within 30 days after the date on which such payments became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent the holder would have been entitled to Additional Amounts had such Notes been presented on the last day of such 30-day period);

          (v)   which is subject to such Taxes to the extent such Taxes are estate, inheritance, gift, sales, transfer, personal property or similar Taxes;

          (vi)  which is a fiduciary, a partnership or a person other than the sole beneficial owner of any such payment, if such Taxes would not have been imposed had the beneficiary or settlor with respect to such fiduciary, a member of such partnership or other beneficial owner of the payment been the holder of the Notes;

          (vii) which is a "specified non-resident shareholder" (within the meaning of subsection 18(5) of the In-come Tax Act) of us or at any time not dealing at "arm's length" (within the meaning of the Income Tax Act) with a "specified shareholder" (within the meaning of subsection 18(5) of the Income Tax Act) of us as a consequence of the payment being deemed to be a dividend under the Income Tax Act; or

          (viii)  which is subject to such Taxes by reason of any combination of (i) through (viii) above.

        We will also (x) make such withholding or deduction and (y) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the holders of the Notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. In the event we fail to adequately remit to the appropriate taxing authority Taxes in respect of which Additional Amounts are payable, we will indemnify and hold harmless each holder (other than an Excluded holder) and upon written request reimburse each such holder for the amount of (A) any Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Notes, (B) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (C) any Taxes imposed with respect to any reimbursement under (A) or (B), but excluding any such Taxes on such holder's net income.

        At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if we will be obligated to pay Additional Amounts with respect to such payment, we will deliver to the Trustee an officer's certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee or the Paying Agent to pay such Additional Amounts to holders on the payment date. Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to the Notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

  Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time upon the satisfaction of certain conditions described below, elect to have all of its obligations discharged with respect to the Notes ("Legal Defeasance") except for:

          (i)    the rights of holders of Notes to receive payment of the principal of and premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

          (ii)   certain of the Company's obligations with respect to the Notes, including issuing temporary Notes, registration of the Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (iii)  if the Notes are to be called for redemption prior to the stated maturity, the provisions of the Indenture related to redemption;

          (iv)  the satisfaction and discharge and defeasance provisions of the Indenture; and

          (v)   the rights, powers, trusts, duties and immunities of the Trustee.

        In addition, the Company may, at its option and at any time upon the satisfaction of certain conditions described below, elect to have its obligations released with respect to certain restrictive covenants in the Indenture with respect the Notes, including with respect to the covenant described in "— Change of Control," and thereafter any omission to comply with such obligations shall not constitute a default with respect to the Notes. In the event Covenant Defeasance occurs with respect to the Notes, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Company) described under "— Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

          (i)    the Company must have irrevocably deposited with the Trustee as trust funds in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, government securities, or a combination thereof, in such amounts as will be sufficient to pay the principal amount of and premium, if any, and interest due on the Notes on each date an installment of interest or principal and premium are due and, if the Notes are to be called for redemption as described in clause (iv) below, to pay and discharge the redemption price (together with any applicable accrued interest) on such Notes called for redemption on the redemption date;

          (ii)   the Company shall have delivered to the Trustee an opinion of counsel to the effect that holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Company's exercise of its option and will be subject to U.S. federal income tax in the same amount and in the same manner and at the same time as would have been the case if such option had not been exercised and, in the case of Legal Defeasance, such opinion of counsel shall be based upon (a) a ruling to that effect received by the Company from, or published by, the Internal Revenue Service (the "IRS") or (b) a change in the applicable U.S. federal income tax law since the Issue Date;

          (iii)  the Company shall have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that holders of the Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax purposes as a result of the Company's exercise of its option and will be subject to Canadian federal, provincial or territorial income tax in the same amount and in the same manner and at the same time as would have been the case if such option had not been exercised (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the Notes include holders who are not resident in Canada);

          (iv)  no default (other than that resulting from borrowing funds and the granting of liens to be applied to such deposit in connection therewith) shall have occurred and be continuing on the date of such deposit with respect to the Notes;

          (v)   if the cash or government securities or combination thereof, as the case may be, deposited under clause (i) are sufficient to pay the principal and premium, if any, and interest on the Notes or any portion thereof to be redeemed on a particular redemption date, the Company shall have given to the Trustee irrevocable instructions to redeem such Notes on such date and shall have made arrangements satisfactory to the Trustee for the giving of notice of such redemption by the Trustee in the name, and at the expense, of the Company; and

          (vi)  the Company shall have delivered to the Trustee an officer's certificate and an opinion of counsel (which opinion of counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent to such action under the Indenture have been complied with.

  Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect as to the Notes, when:

          (i)    either (a) all Notes theretofore authenticated and delivered, other than Notes that have been destroyed, lost or stolen and that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust (or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust pursuant to the terms of the Indenture), have been delivered to the Trustee for cancellation; or (b) all Notes not theretofore delivered to the Trustee for cancellation (A) have become due and payable, (B) will become due and payable at their stated maturity within one year or (C) are to be called for redemption and redeemed within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (A), (B) or (C), has irrevocably deposited or caused to be deposited with the Trustee, money or United States government obligations or a combination thereof, as trust funds, in an amount (such amount to be certified in the case of United States government obligations) to be sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption, as applicable;

          (ii)   the Company has paid or caused to be paid all other sums payable under the Indenture by it with respect to the Notes; and

          (iii)  the Company has delivered to the Trustee an officer's certificate and an opinion of counsel each stating that all conditions precedent provided for relating to the satisfaction and discharge of the Indenture with respect the Notes have been complied with.

  No Personal Liability of Directors, Officers and Stockholders

        No director, officer, incorporator or shareholder of the Company shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liability under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

  Trustee and Co-Trustee

        Computershare Trust Company, N.A. will serve as Trustee under the Indenture and the Notes. Computershare Trust Company of Canada will serve as Co-Trustee under the Indenture and the Notes. Each of the Trustee, the Co-Trustee and their affiliates may provide other services to us in the ordinary course of their business.

  Applicable Law

        The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

  Consent to Service

        Under the Indenture, we will irrevocably appoint Puglisi & Associates as our agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Notes and for actions brought under United States federal or state securities laws in any federal or state court located in the City of New York and submit to such jurisdiction.

  Definition of Certain Terms

        "Issue Date" means the date on which the Notes are originally issued.

        "Person" means any individual, corporation, limited liability company, partnership, association, joint stock company, trust, unincorporated organization or government or agency or political subdivision thereof or other entity.

BOOK-ENTRY SETTLEMENT AND CLEARANCE

  Book-Entry System

        DTC, which we refer to along with its successors in this capacity as the "depositary," will act as securities depositary for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co., the depositary's nominee. One or more fully registered global security certificates, representing the total aggregate principal amount of the Notes, will be issued and will be deposited with the depositary or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

        Investors may elect to hold beneficial interests in the global Notes through either DTC, in the United States, or Clearstream, or Euroclear, in Europe, if they are participants of such systems, or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of DTC.

        DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Direct Participants") deposit with DTC and facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The DTC rules applicable to its participants are on file with the SEC.

        Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations ("Clearstream Participants") and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the Underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

        Distributions with respect to interests in the Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures.

        Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the "Euroclear Operator"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries, and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

        Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no records of or relationship with persons holding through Euroclear Participants.

        Distributions with respect to the Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions.

        We will issue the Notes in definitive certificated form in exchange for beneficial interests in the applicable global security certificates if the depositary notifies us that it is unwilling or unable to continue as depositary for the Notes, the depositary ceases to maintain certain qualifications under the Exchange Act and a successor depositary is not appointed by us within 90 days, or we determine, in our sole discretion, that the global security certificates shall be exchangeable. If we determine at any time that the Notes shall no longer be represented by global security certificates, we will inform the depositary of such determination who will, in turn, notify participants of their right to withdraw their beneficial interest from the global security certificates, and if such participants elect to withdraw their beneficial interests, we will issue certificates in definitive form in exchange for such beneficial interests in the global security certificates. Any global Note, or portion thereof, that is exchangeable pursuant to this paragraph will be exchangeable for security certificates, as the case may be, registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

        As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all Notes represented by these certificates for all purposes under the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates:

  •
  will not be entitled to have the Notes represented by these global security certificates registered in their names, and

  •
  will not be considered to be owners or holders of the global security certificates or any Notes represented by these certificates or have any rights for any purpose under the Notes or the indenture.

        All payments on the Notes represented by global security certificates and all transfers and deliveries of related Notes will be made to the depositary or its nominee, as the case may be, as the holder of such securities.

        Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee, with respect to participants' interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time. Neither we nor any trustee will have any responsibility or liability for any aspect of the depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary's records or any participant's records relating to these beneficial ownership interests.

        Although the depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global security certificates among participants, the depositary is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by the depositary or its direct participants or indirect participants under the rules and procedures governing the depositary.

        The information in this section concerning the depositary, its book-entry system, Clearstream and Euroclear has been obtained from sources that we believe to be reliable, but we have not attempted to verify the accuracy of this information.

  Global Clearance and Settlement Procedures

        Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable.

        Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time).

        Because of time-zone differences, credits of the Notes received in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the Notes settled during such processing will be reported to the relevant Euroclear Participant or Clearstream Participant on such business day. Cash received in Clearstream or Euroclear as a result of sales of the Notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

        Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion summarizes the anticipated U.S. federal income tax consequences of the ownership and disposition of the Notes. It applies only to U.S. Holders (as defined below) that acquire Notes in this Offering at their original issue price (which is generally expected to be the price to public indicated in the front of this Prospectus Supplement) and hold such Notes as capital assets (generally, property held for investment purposes). This section does not apply to holders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that hold an interest in an entity that holds the Notes, persons that will own, or will have owned, directly, indirectly or constructively, 10% or more (by vote or value) of our equity, persons that hold the Notes as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar.

        This discussion does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances. Further, it does not address any aspect of foreign, state, local or estate or gift taxation or the 3.8% Medicare tax imposed on certain net investment income. Each prospective investor should consult its own tax advisor as to the U.S. federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of the Notes. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, U.S. Treasury Regulations, rulings by the U.S. Internal Revenue Service ("IRS"), and published court decisions, all as in effect as of the date hereof, and any of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

        A "U.S. Holder" is a beneficial owner of the Notes who, for U.S. federal income tax purposes, is a citizen or individual resident of the United States, a corporation (or other entity that is classified as a corporation) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust (i) if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes.

        If a partnership or other pass-through entity holds the Notes, the U.S. federal income tax treatment of a partner, beneficiary, or other stakeholder will generally depend on the status of that person and the tax treatment of the pass-through entity. A partner, beneficiary, or other stakeholder in a pass-through entity holding the Notes should consult its own tax advisor with regard to the U.S. federal income tax treatment of its investment in the Notes.

  Payments of Interest

        Payments of interest on a Note (including the amount of any taxes withheld on payments of interest and any Additional Amount paid with respect thereto) will be taxable to a U.S. Holder as ordinary income at the time they are received or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. Interest paid or accrued on the Notes will generally be treated as foreign source "passive category income" for U.S. foreign tax credit purposes, with certain limited exceptions. The rules governing foreign tax credits are complex, and U.S. Holders should consult their own tax advisors regarding the impact of a purchase of a Note on the availability of foreign tax credits in their particular circumstances.

  Sale, Exchange and Redemption of the Notes

        A U.S. Holder generally will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a Note in an amount equal to the difference, if any, between the amount realized upon the sale, exchange, redemption or other taxable disposition (reduced by any amounts attributable to accrued but unpaid interest, which will be treated as interest as described above under "Payments of Interest") and the U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's initial tax basis in a Note will generally equal the amount that the U.S. Holder paid for the Note. Any gain or loss that a U.S. Holder recognizes on a disposition of a Note will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year. Long-term capital gain of U.S. Holders may be eligible for reduced rates of taxation. Such gain or loss will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses may be limited.

  Required Disclosure with Respect to Foreign Financial Assets

        Certain U.S. Holders are required to report information relating to an interest in the Notes, subject to certain exceptions (including an exception for Notes held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the Notes. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Notes.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a prospective purchaser who acquires, as beneficial owner, Notes pursuant to the Offering and who, at all relevant times, for purposes of the Tax Act and any applicable tax treaty or convention, (i) is not resident (and is not deemed to be resident) in Canada; (ii) does not use or hold, and is not deemed to use or hold, the Notes in a business carried on (or deemed to be carried on) in Canada; (iii) is entitled to receive all payments (including interest and principal) made in respect of the Notes; (iv) is not a "specified shareholder" of CI (within the meaning of subsection 18(5) of the Tax Act) or a person that does not deal at arm's length with a "specified shareholder" (within the meaning of subsection 18(5) of the Tax Act) of CI, (v) deals at arm's length with CI and the Underwriters and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of Notes, (vi) is not affiliated with CI or the Underwriters, and (vii) holds the Notes as capital property (a "Non-Resident Holder"). Generally, Notes will be considered to be capital property to a Non-Resident Holder provided that the Non-Resident Holder does not acquire or hold the Notes in the course of carrying on a business in Canada (including one or more transactions considered to be an adventure or concern in the nature of trade). Generally, a "specified shareholder" is a person that owns or is deemed to own (as provided for in the definition of "specified shareholder" in subsection 18(5) of the Tax Act), either alone or together with persons with whom the shareholder does not deal at arm's length for purposes of the Tax Act, shares of the capital stock of CI that either (a) give the holders of such shares 25% or more of the votes that could be cast at an annual meeting of the shareholders or (b) have a fair market value of 25% or more of the fair market value of all of the issued and outstanding shares of the capital stock of CI (as applicable).

        Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is a non-resident insurer that carries on a business in Canada and elsewhere or an "authorized foreign bank" (as defined in the Tax Act), and this summary is not applicable to such Non-Resident Holders. This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere.

        This summary is based on the facts set out in this Prospectus Supplement, the current provisions of the Tax Act and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency made publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, administrative or judicial action or interpretation nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may be different from those discussed herein.

        This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Notes. The income and other tax consequences of acquiring, holding or disposing of Notes will vary depending on the purchaser's particular circumstances. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any purchaser. Purchasers should consult their own tax advisors for advice with respect to the tax consequences of an investment in Notes based on their particular circumstances.

 Taxation of Interest on the Notes

        Amounts paid or credited, or deemed to be paid or credited, as, on account of, or in lieu of payment of, or in satisfaction of, the principal of, interest on, or premium, bonus or penalty in respect of, Notes by CI to a Non-Resident Holder, including in respect of a repayment, redemption or purchase for cancellation of the Notes, will not be subject to Canadian withholding tax.

Disposition of Notes

        No Canadian withholding tax will apply to the proceeds received by a Non-Resident Holder on the disposition of a Note.

        No taxes on income (including taxable capital gains) will be payable under the Tax Act by a Non-Resident Holder on principal, interest, premium, bonus or penalty on the Notes or on a disposition of Notes, including a repayment, redemption or purchase for cancellation.

UNDERWRITING (CONFLICTS OF INTEREST)

        BofA Securities, Inc. is acting as representative (the "Representative") of each of the Underwriters named below. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to the Underwriters, and each of the Underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of Notes set forth opposite its name below.

Underwriter	Principal Amount of Notes
BofA Securities, Inc.	US$

Total	US$

        Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters have agreed, severally and not jointly, to purchase all of the Notes sold under the Underwriting Agreement if any of the Notes are purchased. If an Underwriter defaults, the Underwriting Agreement provides that the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

        We have agreed to indemnify the Underwriters and their controlling persons against certain liabilities in connection with this Offering, including liabilities under the U.S. Securities Act and any applicable Canadian securities laws, or to contribute to payments the Underwriters may be required to make in respect of those liabilities.

        The Underwriters are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officer's certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The Representative has advised us that the Underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of        % of the principal amount of the Notes. After the initial offering, the public offering price, concession or any other term of the Offering may be changed.

        The expenses of the Offering, not including the underwriting discount, are estimated at US$                and are payable by us.

New Issue of Notes

        The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on any national securities exchange or for inclusion of the Notes on any automated dealer quotation system. We have been advised by the Underwriters that they presently intend to make a market in the Notes after completion of the Offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

 Settlement

        We expect that delivery of the Notes will be made to investors on or about December     , 2020, which will be the          business day following the date of this Prospectus Supplement (such settlement being referred to as "T+      "). Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes hereunder may be required, by virtue of the fact that the Notes initially settle in T+      , to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to their date of delivery hereunder should consult their advisors.

No Sales of Similar Securities

        We have agreed that we will not, until the closing date of the Offering, without first obtaining the prior written consent of BofA Securities, Inc., directly or indirectly, issue, sell, offer to contract or grant any option to sell, pledge, transfer or otherwise dispose of, any debt securities or securities exchangeable for or convertible into debt securities, except for the Notes sold to the Underwriters pursuant to the Underwriting Agreement.

Short Positions

        In connection with the Offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater principal amount of Notes than they are required to purchase in the Offering. The Underwriters must close out any short position by purchasing Notes in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the Offering.

        Similar to other purchase transactions, the Underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise exist in the open market.

        Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor any of the Underwriters make any representation that the Representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Conflicts of Interest

        Each of            ,             and            is a wholly-owned subsidiary of a Canadian chartered bank, which banks are lenders under the Credit Facility. As described in "Use of Proceeds" in this Prospectus Supplement, the net proceeds of the Offering will be used to repay outstanding indebtedness under the Credit Facility. Because more than 5% of the proceeds of this Offering, not including underwriting discounts and commissions, may be received by certain of the Underwriters and/or their affiliates, this Offering is being conducted in compliance with FINRA Rule 5121. In accordance with that rule, no "qualified independent underwriter" is required because the securities offered will be rated investment grade.

Relationships Between the Company and Certain Underwriters

        Given that each of            ,             and            is a wholly-owned subsidiary of a Canadian chartered bank, which banks are lenders under the Credit Facility (the "Lenders"), the Company may be considered a "connected issuer" of            ,             and            within the meaning of applicable Canadian securities laws. $385 million is currently drawn under the Credit Facility. The Company is currently in compliance with the terms of the agreements governing the Credit Facility. Other than as disclosed in the accompanying Base Prospectus, as supplemented by this Prospectus Supplement, there has been no material change in the financial position of the Company since the indebtedness under the Credit Facility was incurred. The Lenders have no involvement in the decision of the Company to distribute the Notes or the terms of such distribution although the Lenders may be advised of the Offering and the terms thereof. Neither the Underwriters nor the Lenders will receive any benefits in connection with the Offering other than as described under "Use of Proceeds" and, in the case of the Underwriters, a fee set out in the Underwriting Agreement.

        Some of the Underwriters and their affiliates have engaged in, or may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such short positions could adversely affect future trading prices of the Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area and the United Kingdom

        The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA") or in the United Kingdom ("UK"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the "Insurance Distribution Directive"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation"). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation. This Prospectus Supplement and the accompanying Base Shelf Prospectus have been prepared on the basis that any offer of Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. Neither the Prospectus Supplement nor the accompanying Base Shelf Prospectus is a prospectus for the purposes of the Prospectus Regulation.

        References to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.

        The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

        This document (including the accompanying Base Shelf Prospectus) is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

        This Prospectus Supplement and the accompanying Base Shelf Prospectus do not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the Notes will not be listed on the SIX Swiss Exchange. Therefore, this Prospectus Supplement and the accompanying Base Shelf Prospectus may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the Notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the Notes with a view to distribution. Any such investors will be individually approached by the Underwriters from time to time.

Notice to Prospective Investors in the Dubai International Financial Centre

        This Prospectus Supplement and the accompanying Base Shelf Prospectus relate to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This Prospectus Supplement and the accompanying Base Shelf Prospectus are not intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. The Prospectus Supplement and the accompanying Base Shelf Prospectus must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this Prospectus Supplement or the accompanying Base Shelf Prospectus nor taken steps to verify the information set forth herein or therein and has no responsibility for the Prospectus Supplement or the accompanying Base Shelf Prospectus. The Notes to which this Prospectus Supplement and the accompanying Base Shelf Prospectus relate may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Notes offered should conduct their own due diligence on the Notes. If you do not understand the contents of this Prospectus Supplement and the accompanying Base Shelf Prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Canada

        The Notes offered under this Prospectus Supplement and the accompanying Base Shelf Prospectus are not being, and may not be, offered or sold, directly or indirectly, in Canada or to any resident of Canada.

        This Prospectus Supplement qualifies the distribution of the Notes in the Province of Ontario solely for the purpose of registering the Notes in the U.S. pursuant to the multijurisdictional disclosure system adopted in the U.S. and Canada. This Prospectus Supplement does not qualify the Notes for distribution to purchasers in Canada, or to residents of Canada.

 EARNINGS COVERAGE RATIOS

        The following consolidated earnings coverage ratios are calculated for the 12 month periods ended September 30, 2020 and December 31, 2019. The ratios give effect to the issuance of the Notes offered pursuant to this Prospectus Supplement (and the conversion of US dollars to Canadian dollars at a rate of US$1.00 = $            ) and the use of the proceeds thereof to repay indebtedness, and the incurrence of additional indebtedness since such dates as if such issuance, incurrence and repayments had occurred on October 1, 2019 and January 1, 2019, respectively. Our borrowing cost requirements amounted to approximately $61.9 million and $55.4 million for the 12 months ended September 30, 2020 and December 31, 2019, respectively. Our pro forma borrowing cost requirements, after giving effect to the issue of the Notes offered pursuant to this Prospectus Supplement and the use of the proceeds thereof to repay indebtedness, would have amounted to $             million and $             million for the 12 months ended September 30, 2020 and December 31, 2019, respectively. Our profit attributable to our shareholders before borrowing costs and income tax for the 12 months then ended was $765.3 million and $783.4 million, which is                and                times our pro forma borrowing cost requirements for such periods, respectively.

Twelve Month Period Ended
	September 30, 2020	December 31, 2019
Consolidated earnings coverage ratio on long-term debt	times	times

 LEGAL MATTERS

        Certain legal matters in connection with the Offering hereunder will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and by Skadden, Arps, Slate Meagher & Flom LLP with respect to U.S. legal matters. Certain legal matters in connection with the Offering hereunder will be passed upon on behalf of the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any outstanding securities of CI or any associated party or affiliate of CI, respectively.

INDEPENDENT AUDITORS

        Ernst & Young LLP, the auditors of the Company, have confirmed that they are: (i) independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and (ii) independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

TRUSTEE

        The Trustee is Computershare Trust Company, N.A. and the Co-Trustee is Computershare Trust Company of Canada. The Trustee maintains its offices in Louisville, Kentucky and Edison, New Jersey and the Co-Trustee maintains its offices in Toronto, Ontario, Montreal, Quebec and Vancouver, British Columbia.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

        We are incorporated under the laws of Ontario, Canada and our registered and head office is in Canada. All but one of our directors and officers, and some of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon the us or those directors, officers and experts who are not residents of the United States. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against us or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against us or such persons predicated on the U.S. federal securities laws or any such state securities or "blue sky" laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

        We filed with the SEC, concurrently with our Registration Statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Puglisi & Associates as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under the Registration Statement of which this Prospectus Supplement forms a part.

Short Form Base Shelf Prospectus

New Issue	December 4, 2020

CI Financial Corp.

US$2,000,000,000

Debt Securities (unsecured)
Subscription Receipts
Preference Shares
Common Shares

CI Financial Corp. ("CI" or the "Corporation") may from time to time offer and issue the following securities: (i) unsecured debt securities of the Corporation ("Debt Securities"), (ii) subscription receipts of the Corporation ("Subscription Receipts"); and (iii) preference shares ("Preference Shares") and common shares ("Common Shares") of the Corporation ("Equity Securities") or any combination thereof. The Debt Securities, Subscription Receipts, and Equity Securities (collectively, the "Securities") offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements (collectively or individually, as the case may be, a "Prospectus Supplement"). All information not included in this short form base shelf prospectus (the "Prospectus") will be contained in one or more Prospectus Supplements that will be delivered (where required) to purchasers together with this Prospectus, which delivery may be effected in the case of U.S. purchasers through the filing of such Prospectus Supplement with the U.S. Securities and Exchange Commission (the "SEC"). The Corporation may sell at the initial offer price up to US$2,000,000,000 in the aggregate of Securities (or its equivalent in any other currency used to denominate the Securities based on the applicable exchange rate at the time of the offering) at any time during the 25-month period that this Prospectus, including any amendments hereto, remains valid.

The Corporation is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States ("U.S.") and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Purchasers of the Securities should be aware that such requirements are different from those of the U.S. Financial statements included or incorporated herein, if any, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Purchasers of the Securities should be aware that the acquisition of the Securities may have tax consequences both in the U.S. and in Canada. Such consequences for purchasers who are resident in, or citizens of, the U.S. or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Purchasers of the Securities should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult their own tax advisors.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of the Province of Ontario, Canada, that all but one of its officers and directors are residents of Canada and that a substantial portion of the assets of the Corporation and said persons are located outside the U.S. See "Enforcement of Certain Civil Liabilities".

Kurt MacAlpine, Chief Executive Officer and Director of the Corporation, resides outside of Canada and has appointed CI Financial Corp. as agent for service of process at 2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption at the option of the Corporation or the holder, any exchange or conversion terms and any other specific terms; (ii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares and any other specific terms; and (iii) in the case of Equity Securities, the designation of the particular class and series, the number of shares offered, the issue price and dividend rate, if any, and any other terms specific to the Equity Securities. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus does not qualify for issuance any Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to recognized market benchmark interest rates such as LIBOR or U.S. federal funds rate, or to published rates of a central banking authority or one or more financial institutions, such as the prime rate or a bankers' acceptance rate.

The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged by the Corporation in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. See "Plan of Distribution". The offering of the Securities is subject to the approval of certain legal matters on behalf of the Corporation.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be "at-the-market distributions" as defined in National Instrument 44-102 — Shelf Distributions, including sales made directly on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") or other existing trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

Subject to any applicable securities legislation, and other than in relation to an "at-the-market" distribution, in connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution".

The issued and outstanding Common Shares are listed and posted for trading on the TSX under the symbol "CIX". The Common Shares are also listed and posted for trading on the NYSE under the symbol "CIXX" as of November 17, 2020. On December 3, 2020, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares was $16.88 per Common Share on the TSX and US$13.09 per Common Share on the NYSE.

Unless otherwise specified in the applicable Prospectus Supplement, Securities, other than the Common Shares, will not be listed on any securities exchange. Accordingly, unless so specified, there will be no market through which these Securities may be sold, and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See "Risk Factors".

The head and registered office of the Corporation is located at 2 Queen Street East, Twentieth Floor, Toronto, Ontario, Canada M5C 3G7.

CURRENCY

        Unless otherwise specifically stated, all dollar amounts in this Prospectus are expressed in Canadian dollars. References to "Canadian dollars" or "$" are to lawful currency of Canada. References to "US$" are to lawful currency of the United States of America.

        The following table sets forth the period end exchange rate, the average exchange rate and the high and low exchange rates of one Canadian dollar in exchange for U.S. dollars, based on the daily exchange rate for the year ended December 31, 2019, as reported by the Bank of Canada.

Year ended December 31, 2019
High	0.7699
Low	0.7353
Average	0.7537
Period End	0.7699

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

        This Prospectus, including the documents incorporated by reference, may contain statements that constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information"). Forward-looking information is typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could" or "would". This information is not historical fact but instead represents management's beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management's control. Although management believes that the expectations reflected in such forward-looking information is based on reasonable assumptions, such information involves risks and uncertainties. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described under "Risk Factors" in this Prospectus and under "Risk Management" in the management's discussion and analysis of results of operations and financial condition and the annual information form that are incorporated by reference into this Prospectus. The material factors and assumptions applied in reaching the conclusions contained in forward-looking information includes that the investment fund industry will remain stable and that interest rates will remain relatively stable. The reader is cautioned against undue reliance on forward-looking information. All forward-looking information is given pursuant to the "safe harbour" provisions of applicable securities legislation.

        Except as otherwise stated, forward-looking information contained in this Prospectus, including the documents incorporated by reference, is made as of the date of this Prospectus or the documents incorporated by reference, as applicable, and, except as required by applicable law, management and the board of directors of the Corporation (the "Board of Directors") undertake no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

        The Corporation has filed with the SEC, under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), a registration statement on Form F-10 relating to the Securities (the "Registration Statement"). This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements included in this Prospectus or the documents incorporated by reference herein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance prospective investors should refer to the copy of the document filed as an exhibit to the Registration Statement for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        The Corporation is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and applicable Canadian securities legislation and, in accordance therewith, files certain reports with, and furnishes other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation's officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Corporation's reports and other information filed or furnished with or to the SEC are available from the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system at www.sec.gov as well as from commercial document retrieval services. The Corporation's Canadian filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Corporation on SEDAR or EDGAR are neither incorporated in nor part of this Prospectus or any Prospectus Supplement.

        Investors should rely only on information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide the investor with different information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus and the documents incorporated herein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

PRESENTATION OF FINANCIAL INFORMATION

        The financial statements of the Corporation incorporated by reference in this Prospectus and in any Prospectus Supplement are reported in Canadian dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement has been prepared in accordance with IFRS.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference into this Prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference may be obtained upon request without charge from the Secretary of the Corporation at 2 Queen Street East, Twentieth Floor, Toronto, Ontario, Canada M5C 3G7. Copies of documents incorporated by reference may also be obtained by accessing www.sedar.com or www.sec.gov.

        The following documents, filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the Corporation's audited consolidated financial statements, together with the accompanying report of the auditors, for the year ended December 31, 2019;
(b)	management's discussion and analysis of results of operations and financial position of the Corporation for the year ended December 31, 2019;
(c)	the Corporation's annual information form dated March 1, 2020;

(d)	the Corporation's management information circular dated May 5, 2020 for its annual meeting of shareholders held on June 18, 2020;
(e)	the Corporation's unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2020;
(f)	management's discussion and analysis of results of operations and financial position of the Corporation for the three and nine months ended September 30, 2020; and
(g)	the Corporation's material change report dated November 13, 2020, in respect of the resignation of Douglas Jamieson, Chief Financial Officer of the Corporation.

        Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) and any other documents of the Corporation of the type required to be incorporated by reference herein under National Instrument 44-101 — Short Form Prospectus Distributions, all as filed by the Corporation with the various securities commissions or similar authorities in the provinces of Canada or in the U.S. pursuant to the requirements of applicable securities legislation after the date of this Prospectus and prior to 25 months from the date of issuance of the receipt for this Prospectus shall be deemed to be incorporated by reference into this Prospectus to the extent required under applicable law.

        Upon new annual financial statements and related management's discussion and analysis ("MD&A") of the Corporation being filed by the Corporation with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual financial statements and related MD&A, and all previous interim financial statements and related interim MD&A, filed prior to the commencement of the Corporation's financial year in which the new annual financial statements and related MD&A are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

        Upon a new annual information form ("AIF") of the Corporation being filed by the Corporation with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous AIF, any material change reports filed prior to the end of the financial year in respect of which the new AIF is filed, any management information circular filed since the start of such financial year (unless otherwise required by applicable Canadian securities legislation to be incorporated by reference into this Prospectus), and any business acquisition report for an acquisition completed since the beginning of such financial year (unless such report is incorporated by reference into the current AIF or less than nine months of the acquired business' or related businesses' operations are incorporated into the Corporation's most recent annual financial statements), shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new management information circular prepared in connection with an annual general meeting of the Corporation's shareholders being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous information circular prepared in connection with an annual general meeting of the Corporation's shareholders shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

        Upon interim financial statements and related MD&A of the Corporation being filed by the Corporation with the applicable securities regulatory authorities during the currency of this Prospectus, all previously filed interim financial statements and related MD&A shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

        Any template version of any "marketing materials" (as such term is defined in National Instrument 41-101 — General Prospectus Requirements) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

        In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part, in the case of Form 6-K reports, if and to the extent expressly provided in such report. In addition, the Corporation may incorporate by reference as an exhibit to the Registration Statement of which the Prospectus forms a part or into the Prospectus which forms a part of the Registration Statement, information from documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. The Corporation's current reports on Form 6-K and annual reports on Form 40-F are available from the SEC's EDGAR system at www.sec.gov.

        A Prospectus Supplement containing the specific variable terms of an offering of Securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to the Securities will be delivered (where required) to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the offering of the Securities covered by that Prospectus Supplement.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded thereafter shall not constitute a part of this Prospectus, except as so modified or superseded.

 THE CORPORATION

        The Corporation is the successor to CI Financial Income Fund (the "Fund"), following the completion of the conversion of the Fund from an income trust to a corporate structure by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the "OBCA") on January 1, 2009 (the "Conversion"). The Fund had been created effective June 30, 2006 when CI Financial Inc. converted to an income trust. The Conversion effectively reversed this income trust conversion.

        The Corporation was incorporated under the OBCA on November 12, 2008 and did not carry on any active business prior to the Conversion, other than executing the arrangement agreement pursuant to which the Conversion was implemented.

        The registered and head office of the Corporation is 2 Queen Street East, Twentieth Floor, Toronto, Ontario, Canada M5C 3G7.

        The principal business of the Corporation is carried on through its principal subsidiaries, CI Investments Inc. ("CI Investments") and Assante Wealth Management (Canada) Ltd. ("AWM").

        The table below shows the principal entities controlled by the Corporation as at November 30, 2020, including (i) the percentage of votes attaching to all voting securities of the entity beneficially owned, controlled or directed by the Corporation, and (ii) the jurisdiction of incorporation or formation:

Entity	Jurisdiction	Ownership %
CI Investments Inc.	Ontario	100%
Assante Wealth Management (Canada) Ltd.	Canada	100%

 BUSINESS OF THE CORPORATION AND ITS SUBSIDIARIES

        CI is an independent company offering global asset management and wealth management advisory services. CI operates in several markets around the world including Canada, the United States, and Australia. As at October 31, 2020, CI, through its subsidiaries, managed and advised on approximately $202.6 billion in client assets.

        CI is well diversified, with a strong presence in both the Canadian asset management and advisory businesses. CI is also diversified internationally. Starting in early 2020, CI established a strong presence in the U.S. Registered Investment Advisor ("RIA") sector with the purchase of several established RIA firms across the country. CI also operates in Australia through its asset management subsidiary GSFM Pty Ltd. ("GSFM").

        The asset management segment provides the majority of CI's income and derives its revenues principally from the fees earned on the management of several types of investment solutions. The wealth management segment derives its revenues principally from commissions and fees earned through the provision of ongoing services to clients and on the sale of mutual funds and other financial products.

  Asset Management

        CI's asset management operations are conducted through its Canadian-based subsidiaries — CI Investments, which carries on business as CI Global Asset Management ("CI GAM"), and Marret Asset Management Inc. ("Marret") — and GSFM of Australia.

        Within the Canadian asset management industry, CI GAM is one of Canada's largest investment managers, featuring a large and experienced in-house portfolio management team providing a wide range of distinct investment approaches. CI GAM offers a comprehensive product lineup diversified by portfolio manager, asset class, geographic region and investment approach. Its investment platforms include mutual, segregated, pooled, alternative, closed-end and exchange-traded funds and discretionary accounts. CI distributes its products to Canadian investors through multiple channels, including the institutional investment market and through retail dealers and professional advisors across Canada.

        Marret is a Toronto-based investment firm specializing in fixed income and particularly in high-yield debt strategies.

        GSFM partners with high-calibre investment managers to offer investment funds to retail and institutional investors in the Australian market.

  Wealth Management

        CI's primary wealth management subsidiaries emphasize an integrated full-service approach to wealth planning that includes financial planning, wealth management, estate and succession planning and insurance services in addition to investment management. CI also offers an online investment platform that provides client with the option for additional advice if needed.

        CI's wealth management subsidiaries in Canada include:

  •
  AWM, which has approximately 850 advisors across Canada serving individuals and families.

  •
  Aligned Capital Partners Inc., a full-service investment dealer with about 200 advisors.

  •
  CI Private Counsel LP, a discretionary investment counsel business serving high-net-worth and ultra-high-net-worth Canadians.

  •
  CI Direct Investing (WealthBar Financial Services Inc.), a Canadian online wealth management and financial planning platform offering online investment portfolios and commission-free advice.

        In the United States, CI has ownership interests in six RIA firms in locations across the United States. RIAs offer investment and wealth planning services to clients. The firms are Balasa Dinverno Foltz LLC (Illinois), Bowling Portfolio Management LLC (Ohio), The Cabana Group, LLC (Arkansas), Congress Wealth Management, LLC (Massachusetts), One Capital Management, LLC (California), and Surevest LLC (California/Arizona).

        In addition, CI subsidiary CI Investment Services Inc., a broker-dealer, provides a wide range of custodial and other services to Canadian portfolio managers and registered broker-dealers.

        Additional information about the Corporation's businesses is included in the documents incorporated by reference into this Prospectus.

CONSOLIDATED CAPITALIZATION

        The following table sets forth the unaudited consolidated capitalization of the Corporation as at September 30, 2020. Since September 30, 2020, there have been no material changes to the share and loan capital of the Corporation on a consolidated basis.

Designation (Authorization)	As at September 30, 2020
(amounts in 000s of $, except share amount)
Cash and cash equivalents	209,329
Long-term debt	1,568,507
Shareholders' equity	1,522,163
Total capitalization	3,299,999
Common Shares (unlimited)	210,582,825
Preference Shares (unlimited)	Nil

USE OF PROCEEDS

        Unless otherwise specified in a Prospectus Supplement, the net proceeds resulting from the issue of Securities will be used to repay indebtedness and for general corporate purposes, including in connection with acquisitions and investments by the Corporation.

        All expenses incurred in connection with this Prospectus, any offerings of Securities hereunder and related commissions will be paid out of the Corporation's general funds.

EARNINGS COVERAGE RATIOS

        If Debt Securities having a term to maturity in excess of one year or Preference Shares are offered under a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

PLAN OF DISTRIBUTION

        The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents. The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be "at-the-market distributions" as defined in National Instrument 44-102 — Shelf Distributions, including sales made directly on the TSX and the NYSE or other existing trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

        The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged by the Corporation in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

        If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered pursuant to the applicable Prospectus Supplement (other than those that may be subject to an over-allotment option, if applicable) if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

        The Securities may also be sold directly by the Corporation at such prices and upon such terms as agreed to by the Corporation and the purchaser or through agents designated by the Corporation from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus and an applicable Prospectus Supplement is delivered (where required) will be named, and any commissions payable by the Corporation to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.

        The Corporation may agree to pay the underwriters, dealers or agents a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of the general funds of the Corporation. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

        Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Debt Securities, Subscription Receipts and Preference Shares will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an issue of such Securities, such Securities will not be listed on any securities or stock exchange.

        Subject to any applicable securities legislation, and other than in relation to an "at-the-market" distribution, in connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

DESCRIPTION OF DEBT SECURITIES

        The following describes certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered pursuant to any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.

        The Debt Securities will be direct unsecured obligations of the Corporation and will be senior or subordinated indebtedness of the Corporation as described in the relevant Prospectus Supplement. The Debt Securities may be offered separately or together with Equity Securities or Subscription Receipts, as the case may be.

        The Debt Securities will be issued under an indenture, as amended and supplemented, between the Company and Computershare Trust Company of Canada, as trustee (the "Canadian Indenture"), or under an indenture, as amended and supplemented, among the Company and Computershare Trust Company, N.A., as trustee and Computershare Trust Company of Canada, as co-trustee (the "U.S. Indenture" and, with the Canadian Indenture, each a "Trust Indenture" and together, the "Trust Indentures"). Each Trust Indenture has been filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC. The statements made below relating to the Trust Indentures and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof, are not complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture. Debt Securities may also be issued under new indentures between the Corporation and a trustee or trustees, as will be discussed in the applicable Prospectus Supplement for such Debt Securities.

        Each Trust Indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. Reference is made to the applicable Prospectus Supplement which will accompany this Prospectus for the terms and other information with respect to the offering of Debt Securities being offered thereby, including:

  •
  the specific designation of the Debt Securities;

  •
  any limit upon the aggregate principal amount of the Debt Securities that may be authenticated and delivered under the Trust Indenture;

  •
  the denominations in which any Debt Securities will be issuable;

  •
  the currency in which payment of the principal of, and premium, if any, or interest, if any, on the Debt Securities will be payable or in which the Debt Securities will be denominated;

  •
  the date or dates on which the principal of the Debt Securities is payable and the portion (if other than the principal amount) of Debt Securities that will be payable upon declaration of acceleration;

  •
  the rate or rates at which the Debt Securities will bear interest, if any, the date or dates from which interest will accrue and the dates on which interest will be payable;

  •
  whether the Debt Securities will be guaranteed and the material terms of any such guarantee;

  •
  the basis upon which interest will be calculated if other than on the basis of a 360-day year of twelve 30-day months;

  •
  the place or places where the principal of (and premium, if any) and any interest on Debt Securities will be payable, any Debt Securities may be surrendered for registration of transfer, Debt Securities may be surrendered for exchange and the place or places where notices or demands to or upon the Corporation in respect of the Debt Securities may be served;

  •
  whether the Corporation has an option to redeem the Debt Securities, whether in whole or in part, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which Debt Securities may be redeemed;

  •
  whether the Corporation has the obligation to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder of Debt Securities, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

  •
  any conversion or exchange terms;

  •
  whether the amount of payments of principal of, and premium, if any, or interest on the Debt Securities may be determined with reference to a formula or other method, and the manner in which such amounts will be determined;

  •
  whether the principal of, and premium, if any, and interest, if any, on the Debt Securities are to be payable, at the Corporation's election or at the election of a holder, in a currency other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in which such Debt Securities are denominated or stated to be payable and the currency in which such Debt Securities are to be so payable;

  •
  any provisions limiting the applicability of, in modification of, in addition to or in lieu of the defeasance provisions of the applicable Trust Indenture that will be applicable to the Debt Securities;

  •
  provisions, if any, granting special rights to the holders of Debt Securities upon the occurrence of such events as may be specified;

  •
  events of default or covenants with respect to Debt Securities, and any deletions from, modifications of or additions to events of default or covenants with respect to Debt Securities, whether or not such events of default or covenants are consistent with the events of default or covenants in the applicable Trust Indenture;

  •
  whether any Debt Securities are to be issuable in global form and, if so, whether beneficial owners of interests in any such global security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur;

  •
  the person to whom any interest on any security will be payable, if other than the person in whose name that security is registered at the close of business on the record date for such interest;

  •
  if Debt Securities are to be issuable in definitive form, whether upon original issue or upon exchange of a temporary security of such series, only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions; and

  •
  any other terms, conditions, rights and preferences, or limitations of the Debt Securities.

        Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

        The following sets forth certain general terms and provisions of the Subscription Receipts. The particular terms and provisions of the Subscription Receipts offered pursuant to any Prospectus Supplement, and the extent to which the general terms described below apply to those Subscription Receipts, will be described in such Prospectus Supplement.

        Subscription Receipts may be offered separately or together with Equity Securities or Debt Securities, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by the Corporation with the securities regulatory authorities in each of the provinces of Canada and with the SEC in the U.S. after it has been entered into by the Corporation and will be available electronically at www.sedar.com and www.sec.gov. Under the subscription receipt agreement, an original purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of Common Shares to such purchaser upon the exchange of Subscription Receipts. The contractual right of rescission will entitle such original purchasers to receive the amount paid for the applicable Subscription Receipts upon surrender of the underlying Common Shares, if this Prospectus, the relevant Prospectus Supplement, and any amendment thereto, contains a misrepresentation or is not delivered (where required) to such purchaser, provided (i) the exchange takes place within 180 days of the date of the purchase under this Prospectus of such Subscription Receipts, and (ii) such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued. See "Purchasers' Statutory and Contractual Rights of Withdrawal and Rescission".

        The particular terms of each issue of Subscription Receipts will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable (i) the number of Subscription Receipts, (ii) the price at which the Subscription Receipts will be offered, (iii) the procedures for the exchange of the Subscription Receipts into Common Shares, (iv) the number of Common Shares that may be issued upon exchange of each Subscription Receipt, (v) the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security, and (vi) any other material terms and conditions of the Subscription Receipts. Securities issued upon the exchange of Subscription Receipts will be issued for no additional consideration.

DESCRIPTION OF EQUITY SECURITIES

        The following is a brief summary of the Corporation's authorized share capital. The authorized share capital is established in the Corporation's articles of incorporation, as amended. This summary may not be complete and is subject to, and qualified in its entirety by reference to, the Corporation's articles of incorporation, as amended, a copy of which has been filed with the securities regulatory authorities in each of the provinces of Canada and is available electronically at www.sedar.com.

        The Corporation's authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preference Shares, issuable in series. As at November 27, 2020 there were 209,953,602 Common Shares issued and outstanding. No Preference Shares have been issued by the Corporation.

        The Equity Securities may be offered separately or together with the Debt Securities or Subscription Receipts, as the case may be. The particular terms and provisions of the Equity Securities offered pursuant to a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement.

Common Shares

        Holders of Common Shares are entitled to one vote per share at meetings of shareholders of the Corporation, to receive dividends if, as and when declared by the Board of Directors (subject to the rights of shares, if any, having priority over the Common Shares) and to receive pro rata the remaining property and assets of the Corporation upon its dissolution or winding up, subject to the rights of shares, if any, having priority over the Common Shares.

Preference Shares

        Each series of Preference Shares shall consist of such number of shares and have such rights, privileges, restrictions and conditions as may be determined by the Board of Directors prior to the issuance thereof. These will be described in a Prospectus Supplement prepared in connection with such issuance. Holders of Preference Shares, except as required by law or as provided in the rights, privileges, restrictions and conditions of a particular series, will not be entitled to vote at meetings of shareholders of the Corporation. With respect to the payment of dividends and distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the Preference Shares of each series shall rank on a parity with the Preference Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking junior to the Preference Shares from time to time and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preference Shares as may be determined at the time of creation of such series.

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

        The Common Shares are traded on the TSX under the symbol "CIX". The Common Shares are also traded on the NYSE under the symbol "CIXX" as of November 17, 2020. The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX for the periods indicated:

Price ($)

Month	High	Low	Trading Volume
December 1 - 3, 2020	17.25	16.64	2,057,235
November 2020	17.81	15.40	13,493,628
October 2020	18.27	15.40	13,105,118
September 2020	19.06	16.80	12,092,340
August 2020	19.68	18.12	9,182,168
July 2020	19.00	17.09	12,533,743
June 2020	18.46	16.04	16,155,792
May 2020	16.89	13.05	16,867,424
April 2020	15.63	10.53	19,409,263
March 2020	22.96	11.12	27,257,694
February 2020	25.81	22.02	13,366,962
January 2020	23.61	21.73	10,080,758
December 2019	22.24	20.34	12,961,040

        The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the NYSE for the period indicated:

Price (US$)

Month	High	Low	Trading Volume
December 1 - 3, 2020	13.60	12.93	4,300
November 17 - 30, 2020	13.68	12.80	19,593

        On December 3, 2020, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX and the NYSE was $16.88 and US$13.09 per Common Share, respectively.

DIVIDEND RECORD AND POLICY

        The Board of Directors has established a dividend policy pursuant to which the Corporation will authorize the declaration and payment of a fixed dividend to be paid to holders of Common Shares. Dividends are paid at the discretion of the Board of Directors and the dividend rate will be reviewed from time to time by the Board of Directors after giving consideration to CI's cash flow, financial position, net earnings, sales outlook and other relevant factors.

        The current dividend is $0.18 per Common Share per quarter.

 PRIOR SALES

        The Corporation has not sold or issued any Common Shares or securities convertible into or exchangeable for Common Shares during the 12-month period ending on November 30, 2020 other than:

  (a)
  on February 28, 2020, 350,320 restricted share units(1)(2) under the Corporation's restricted share unit plan having a grant date value of $24.08 per restricted share unit;

  (b)
  on the respective dates on which the Corporation paid a dividend on its Common Shares from December 1, 2019 to November 30, 2020, an additional aggregate 35,984 restricted share units(1)(2) as dividend equivalent restricted share units credited to participants under the terms of the Corporation's restricted share unit plan having dividend payment date values ranging between $12.87 to $23.00 per restricted share unit; and

  (c)
  on October 19, 2020, 855,477 Common Shares as partial consideration for the acquisition of a majority interest in Aligned Capital Partners Inc.

        The Corporation has not sold or issued any Debt Securities or securities convertible into or exchangeable for Debt Securities during the 12-month period ending on November 30, 2020 other than on May 26, 2020, $450 million aggregate principal amount of debentures having a term of five years maturing in May 2025 and carrying an annual interest rate of 3.759% payable semi-annually.

PRINCIPAL SHAREHOLDERS

        To the knowledge of the Corporation, no person or entity beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to the outstanding Common Shares.

RISK FACTORS

        Prospective investors in a particular offering of the Securities should carefully consider, in addition to information contained in the Prospectus Supplement relating to that offering, the information set forth in the section entitled "Risk Management" in the Corporation's most recent AIF and the section entitled "Risk Management" in the MD&A in respect of the Corporation's most recent annual financial statements and the MD&A in respect of the Corporation's most recent interim financial statements filed thereafter, each of which is incorporated by reference in this Prospectus.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of the Corporation are Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, located at 100 Adelaide Street West, P.O. Box 1, Toronto, Ontario, M5H 0B3. Ernst & Young LLP is independent with respect to the Corporation in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and in accordance with the applicable rules and regulations of the SEC and Public Company Accounting Oversight Board (United States).

        Computershare Investor Services Inc. acts as Transfer Agent and Registrar for the Common Shares and maintains registers of transfers of the Common Shares in Toronto, Montreal and Vancouver. Computershare Trust Company, N.A. is the co-transfer agent of the Common Shares in the U.S. and maintains registers and transfers of the Common Shares at its offices in Louisville, Kentucky and Edison, New Jersey.

Notes:

(1)
The number of restricted share units granted or credited is determined based on the value of Common Shares determined in accordance with the terms of the restricted share unit plan on the grant date or dividend payment date, as applicable.

(2)
Upon vesting of restricted share units, the Corporation may elect to settle restricted share units by one or a combination of (a) paying cash equal to the market value of one Common Share (as determined in accordance with the terms of the restricted share unit plan) per restricted share unit or (b) delivering one Common Share for each restricted share unit (such Common Shares either issued from treasury or purchased on the market through a trust pursuant to the terms of the restricted share unit plan). The Corporation has chosen to use a trust to hold Common Shares purchased on the market to fulfill obligations to employees arising from the restricted share unit plan — see Note 6 to the Corporation's interim unaudited consolidated financial statements for the three and nine months ended September 30, 2020 which are incorporated by reference in this Prospectus. Accordingly, CI does not currently expect to issue a material number of Common Shares from treasury upon vesting and settlement of these restricted share units.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

        The Corporation is incorporated under the laws of the Province of Ontario, Canada and its registered and head office is in Canada. All but one of the Corporation's directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Corporation's assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S. but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon the Corporation or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or "blue sky" laws of any state within the U.S. or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities laws or any such state securities or "blue sky" laws. The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

        The Corporation filed with the SEC, concurrently with its Registration Statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Puglisi & Associates as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or related to or concerning an offering of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the documents listed under the heading "Documents Incorporated by Reference"; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of Ernst & Young LLP; (iv) the consent of Blake, Cassels & Graydon LLP; (v) the Canadian Indenture; (vi) the U.S. Indenture and (vii) the statement of eligibility of Computershare Trust Company, N.A. on Form T-1. The Form F-X of the Company and the Form F-X of Computershare Trust Company of Canada have also been separately filed with the SEC. A copy of the form of subscription receipt agreement will be filed by post-effective amendment or by incorporation by reference to documents filed with, or furnished to, the SEC under the U.S. Exchange Act.

CI Financial Corp.

US$

            % Notes due 20

PROSPECTUS SUPPLEMENT

Book-Running Manager

BofA Securities

December    , 2020